Applied UV, Inc.

150 N. Macquesten Parkway

Mount Vernon, NY 10550

June 30, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kevin Stertzel

Re: Applied UV, Inc.

Registration Statement on Form S-1, as amended

File No. 333- 257197

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on June 30, 2021, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Wednesday, June 28, 2021, at 4:30 p.m. Eastern Time, in accordance with Rules 460 and 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very Truly Yours,

By:	/s/ Keyoumars Saeed
Name: Keyoumars Saeed
Title: Chief Executive Officer

cc: Jeffrey Wofford, Carmel, Milazzo & Feil LLP